Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2024

Aegon Ltd.

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business Aegonplein 50 2591 TV The Hague The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated August 22, 2024, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: August 22, 2024	By	/s/ J.H.P.M van Rossum
J.H.P.M van Rossum
Executive Vice President and Head of
Corporate Financial Center

August 22, 2024 1H24 results press release

Aegon reports first half year 2024 results

IFRS results

•	Net loss of EUR 65 million with operating result more than offset by fair value losses in the US and the impact of assumption updates

•	Operating result decreases by 8% compared with the first half of 2023 to EUR 750 million, reflecting unfavorable mortality experience mainly related to US Financial Assets

•	Shareholders’ equity per share decreases by 6% compared with December 31, 2023 to EUR 4.02, while CSM per share after estimated tax adjustment increases by 14% to EUR 4.17

Capital generation, cash and capital management

•

Operating capital generation before holding funding and operating expenses decreases by 5% compared with the first half of 2023 to EUR 588 million reflecting unfavorable mortality experience in the US, and is on track to meet 2024 guidance

•	Capital ratios of main units increase, remaining above their respective operating levels

•

Cash Capital at Holding remains above the operating range at EUR 2.1 billion. EUR 1.535 billion share buyback program completed in June 2024. New EUR 200 million share buyback program started in July; expected to be completed in the second half of 2024

•	Free Cash Flow of EUR 373 million, which includes 2023 final dividend from a.s.r.

•	2024 interim dividend of EUR 0.16 per common share, an increase of EUR 0.02 compared with 2023 interim dividend

Lard Friese, Aegon CEO, commented:

“In the first half of 2024 we made solid progress to deliver on our strategy to create leading providers of investment, protection and retirement solutions. This was evidenced by continued strong sales growth across all our US Strategic Assets, further growth in our UK Workplace platform and the business in Brazil, and strong third-party net deposits in our asset management business. Consistent with our strategy to reduce capital employed by US Financial Assets, we saw our capital employed fall by USD 0.4 billion, and we are on track to reduce it to EUR 2.2 billion by the end of 2027.

While unfavorable mortality experience in our US Financial Assets negatively impacted both IFRS results and operating capital generation in the first half, we remain on track to meet our EUR 1.1 billion OCG guidance for 2024. Going forward, we expect the assumption updates to reduce IFRS claims experience variances and lead to an increase in our operating result. Capital ratios of our business units in the US and UK increased to 446% and 189% respectively, and our holding cash position at the half year remained above the operating range at EUR 2.1 billion.

In the US, Transamerica continued to perform well. Individual Life new life sales increased to USD 245 million, up 5% compared with the prior year period. World Financial Group’s (WFG) sales force grew by 13% to almost 79,000 licensed agents, as a result of continued successful recruiting and training efforts. Net deposits for mid-sized retirement plans increased to USD 1.2 billion. This business growth also translated into an increase of US Strategic Assets CSM by 12%.

In June, we outlined our plans to accelerate Aegon UK’s transformation into a leading digital savings and retirement platform. Moving to Aegon UK’s performance in the first half, net deposits at the Workplace platform increased to GBP 1.7 billion, due to the continued onboarding of new schemes and higher net deposits on existing schemes. The Adviser platform saw net outflows increase to GBP 1.8 billion, reflecting a continued reduction of customer activity due to the macroeconomic environment in the UK, and consolidation and vertical integration in non-target adviser segments.

Commercial results at our global asset manager were very strong, with third-party net deposits in Global Platforms and net deposits in Strategic Partnerships combined totaling almost EUR 8 billion, in contrast with the outflows experienced during the prior year period.

Mongeral Aegon Group, our Brazilian joint venture, continued to grow with life sales up 9% to EUR 64 million, reflecting the impact of Aegon’s increased economic stake and continued business growth in both group and individual products.

This set of results provides a solid basis to raise the interim dividend to 16 eurocents per share, up 2 eurocents compared with the 2023 interim dividend. Aegon completed the EUR 1.535 billion share buyback mainly related to the transaction to combine Aegon the Netherlands with a.s.r., and has begun the new EUR 200 million share buyback announced last quarter.

I am grateful to the teams for what they have achieved during the first half of the year, and we will work to build on that momentum in the second half as we continue the execution of our strategy.”

Please note that all comparisons are versus the first half of 2023 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 27.

August 22, 2024 1H24 results press release

Strategy

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company. Aegon is taking significant steps to improve its performance and to create sustainable value for all of its stakeholders.

Aegon’s businesses in the US have been divided into Financial Assets and Strategic Assets. The aim is to reduce Aegon’s exposure to Financial Assets and improve the predictability of capital generation from these assets. Aegon intends to, over time, reallocate capital from Financial Assets to growth opportunities in Strategic Assets, partnerships, and the global asset manager. Exposure to businesses outside of Aegon’s core focus has been largely eliminated over recent years, most recently with the divestment of the business in India, which was completed on February 23, 2024.

Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by Aegon’s capital strength.

The next chapter in Aegon’s strategy is expected to lead to operating capital generation from its units of around EUR 1.2 billion, and of free cash flow of around EUR 800 million by 2025. Aegon aims to grow its dividend per share to around EUR 0.40 over 2025, barring unforeseen circumstances and subject to the necessary approvals. Gross financial leverage is expected to remain at around EUR 5 billion.

Transaction with a.s.r.

On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion in cash proceeds and a 29.99% strategic shareholding in a.s.r. The EUR 1.535 billion share buyback program mainly associated with this transaction was completed on June 28, 2024.

2024 UK webinar

On June 25, 2024, Aegon hosted a webinar to present its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform. The webinar focused on the interconnected business model of Aegon UK with three growth franchises: the Workplace platform, the Adviser platform (formerly known as Retail), and the Advice franchise.

August 22, 2024 1H24 results press release

Business update Americas

Aegon Americas	unaudited

Business update

USD millions	Notes	1H 2024	1H 2023%
Distribution KPIs - World Financial Group (WFG)
Number of licensed agents (end of period)		78,978	69,846	13
Number of multi-ticket agents (end of period)		37,476	34,265	9
Transamerica’s market share in WFG (US Life)		64%	64%	—

Savings & Investments KPIs
Gross deposits Retirement Plans		16,524	14,084	17
Net deposits Retirement Plans		(839)	(1,035)	19
of which: net deposits mid-sized Retirement Plans		1,166	995	17
Individual Retirement Accounts AuA		11,339	9,539	19
General Account Stable Value AuA		11,384	10,732	6

Gross deposits Mutual Funds		2,205	3,001	(27)
Net deposits Mutual Funds		(1,223)	(246)	n.m.

Protection Solutions KPIs

Term Life		34	39	(13)
Whole Life		26	23	14

Traditional Life		60	62	(3)
Indexed Universal Life		184	171	8

New life sales (recurring plus 1/10 single) Individual Life	2	245	233	5

Traditional Life		4	6	(30)
Universal Life		35	37	(4)

New life sales (recurring plus 1/10 single) Workplace Life	2	40	43	(8)

New premium production Workplace Health		67	61	10
Net deposits Indexed Annuities		505	179	183

Financial Assets KPIs
Capital employed in Financial Assets (at operating level)		3,462	4,082	(15)

Net deposits Variable Annuities		(3,069)	(2,369)	(30)
Net deposits Fixed Annuities (excluding SPGAs)		(377)	(405)	7

Variable Annuities dynamic hedge effectiveness ratio (%)¹		99%	98%	1
LTC actual to expected claim ratio (%) (IFRS)		103%	83%	25
NPV of LTC rate increases approved since end 2022		395	86	n.m.

1.	Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

August 22, 2024 1H24 results press release

Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate its growth and become America’s leading middle market life insurance and retirement company. Since the beginning of this year, we have grouped Transamerica’s Strategic Assets into three business segments: Distribution, Savings & Investments and Protection Solutions. The results of Financial Assets are presented as a fourth segment. Non-insurance businesses are reflected in Distribution and Savings & Investments while Protection Solutions and Financial Assets contain the insurance businesses.

During the first half of 2024, Strategic Assets have experienced strong business growth while we continue to implement management actions to reduce the exposure to Financial Assets, consistent with Aegon’s strategy.

Strategic Assets business update: Distribution

Transamerica’s Distribution business segment consists of World Financial Group (WFG), its wholly owned life insurance agency, and Transamerica Financial Advisors. Transamerica’s ambition is to increase the number of WFG agents to 110,000 by 2027, while at the same time improving agent productivity.

At the end of the first half of 2024, WFG had 78,978 licensed agents. This is an increase of 13% compared with the same period in 2023 and was a result of the successful training of new recruits to become licensed agents. Over the same period, the number of multi-ticket agents – those selling more than one life policy per 12 months – increased by 9% to 37,476 agents. Transamerica’s market share in the WFG distribution channel in the US amounted to 64% for life products in the first half of 2024 and remained consistent with the level observed throughout 2023, building on the service experience for WFG agents and products tailored to the US middle market.

Strategic Assets business update: Savings & Investments

Transamerica’s Savings & Investments business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The growth focus lies in recordkeeping and investment services for US defined contribution plans and individual retirement accounts (IRAs), as well as advice to plan participants. The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value and IRA propositions, focusing on mid-sized and pooled plans, and delivering managed advice and other ancillary products and services.

Net deposits

Retirement Plans net outflows of USD 0.8 billion in the first half of 2024 were 19% lower compared with the same period of the prior year. Net deposits for mid-sized plans increased to USD 1.2 billion in the reporting period, compared with net deposits of USD 1.0 billion in the first half of 2023. This was driven by higher gross deposits for mid-sized plans benefiting from the large pooled plan sale of USD 1.7 billion in the first quarter of 2023 which led to deposits in the current reporting period. This more than offset higher withdrawals. Large-market plans recorded net outflows of USD 2.6 billion, a similar amount compared with the first half of the prior year, as higher gross deposits in large-market plans were more than offset by outflows from contract discontinuances and higher participant withdrawals. Part of the eligible participant withdrawals were rolled over to IRAs in an effort to consolidate assets and retain customers, which generated USD 0.6 billion of net deposits during the reporting period.

Net outflows for Mutual Funds amounted to USD 1.2 billion in the first half of 2024, compared with USD 0.2 billion in the same period of 2023. This mainly reflected gross deposits decreasing by USD 0.8 billion compared with the prior year period as investors prefer cash and shorter term investment alternatives in the current interest rate environment. Redemptions increased compared with the same period of 2023.

Account balances

Account balances in Retirement Plans increased to USD 229 billion at the end of the first half of 2024, up from USD 206 billion at the end of the first half of 2023. Mid-sized plans accounted for USD 52 billion of the total account balances in Retirement Plans at the end of the reporting period, compared with USD 45 billion at the end of the first half of 2023.

August 22, 2024 1H24 results press release

Transamerica aims to grow and diversify revenue streams by expanding both the General Account Stable Value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the General Account Stable Value product increased by 6% compared with the end of June 2023 to USD 11.4 billion as of June 30, 2024. IRA account balances increased by 19% compared with the end of June 2023 to USD 11.3 billion as of June 30, 2024, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable equity markets over the past year.

Strategic Assets business update: Protection Solutions

Transamerica’s Protection Solutions business segment includes insurance businesses covering Individual Life, Individual Health, Workplace Life, Workplace Health, and Indexed Annuities lines of business. The Indexed Annuities line of business includes registered index linked annuities (RILA) and fixed indexed annuities (FIA). Transamerica is investing in its product manufacturing capabilities and operating model to position its Protection Solutions business for further growth in the US middle market, with distribution through both WFG and third parties.

New life sales

Transamerica targets around USD 750 million of annual new life sales in Individual Life by 2027. In the first half-year of 2024, Individual Life generated new life sales of USD 245 million, an increase of 5% compared with the prior year period supported by all distribution channels. WFG represented 71% of total Individual Life sales in this half-year. The increase in sales was driven by the indexed universal life product line, which is the main Transamerica product marketed by WFG, partially offset by lower traditional life sales driven by competitive pressures in the term life market.

Workplace Life reported new life sales of USD 40 million compared with USD 43 million in the first half-year of 2023; the latter included the sale of a large contract.

Net deposits Indexed Annuities

Net deposits for Indexed Annuities products amounted to USD 505 million in the first half-year of 2024. Of that total, RILA products contributed net deposits of USD 531 million in the first half of 2024, compared with USD 197 million in the same period of 2023. This was driven by enhanced wholesale distribution capacity and improved sales productivity for this product.

New premium production Workplace Health

In the first half of 2024, new premium production for Workplace Health insurance amounted to USD 67 million, an increase of 10% compared with the same period of 2023, driven by a new large voluntary benefits contract.

August 22, 2024 1H24 results press release

Update on Financial Assets

Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities including Single Premium Group Annuities (SPGAs), the legacy universal life book, and long-term care portfolios as Financial Assets.

Transamerica is taking in-force management actions on Financial Assets that are expected to reduce the capital employed by USD 1.2 billion, which, in addition to the assumed organic run-off, would lead to having USD 2.2 billion of capital employed by year-end 2027. On June 30, 2024, Financial Assets had USD 3.5 billion of capital employed, a decrease of USD 0.6 billion compared with December 31, 2022, which is the reference date for this target. The decrease was mainly driven by favorable market impacts in the variable annuities portfolio, the earlier expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins, as well as the reinsurance of a universal life portfolio.

Universal Life

The legacy Universal Life portfolio includes universal life policies with and without secondary guarantees, as well as a portfolio reinsured from Transamerica Life Bermuda. Transamerica is currently executing a management action to purchase institutionally owned universal life policies to reduce the mortality risk of the overall portfolio. By 2027, Transamerica aims to have purchased 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021. By the end of the first half-year of 2024, the company had purchased 36% of the face value of institutionally owned universal life policies focusing on older age policies with large face amounts.

Long-Term Care

Transamerica is actively managing its long-term care business, primarily through premium rate increase programs. The company continues to work with state regulators to get pending and future actuarially justified rate increases approved. At its 2023 Capital Markets Day, Aegon announced its intention to achieve an additional net present value of USD 700 million of premium rate increases. The total value of premium rate increases approved by the states achieved since the beginning of 2023 amounts to USD 395 million, which is 56% of the target. Claims experience continues to track well with assumptions, with the actual-to-expected claim ratio being mildly unfavorable at 103% in the first half of 2024. IFRS liabilities capture the best-estimate view on both future claims, future premiums and related anticipated rate increases.

Variable Annuities

The portfolio of variable annuities with significant interest sensitive riders is a legacy block that will run off over time, and that has been de-risked by dynamically hedging the market risk associated with guaranteed benefit riders, including the statutory lapse and mortality margins. In the first half of 2024, the hedge program was 99% effective, continuing its strong track record of managing the financial market risks embedded in the guarantees.

Net outflows in Variable Annuities amounted to USD 3.1 billion in the first half-year of 2024, compared with USD 2.4 billion in the same period last year, in line with expectations for this Financial Asset. Gross deposits in Variable Annuities increased by 25% to USD 0.7 billion in the first half of 2024, mainly from growing sales in a variable annuity product with limited guarantees. This was more than offset by higher surrenders, which are in line with long-term best estimates.

Fixed Annuities

The Fixed Annuities portfolio is a Financial Asset that will run off relatively quickly over time. Net outflows in the run-off Fixed Annuities book amounted to USD 377 million in the first half of 2024, compared with net outflows of USD 405 million in the same period of last year. Surrender and withdrawal rates for Fixed Annuities increased in the reporting period, but remained in line with long-term best estimates. In addition, a portfolio of Single Premium Guaranteed Annuities (SPGAs) is managed as a Financial Asset and had net outflows of USD 116 million in the first half-year of 2024, which was about the same compared with the prior year reporting period.

August 22, 2024 1H24 results press release

Business update United Kingdom

Aegon United Kingdom	unaudited

Business update

GBP millions	Notes	1H 2024	1H 2023%
Adviser Platform		(1,761)	(1,137)	(55)
Workplace Platform		1,694	1,505	13

Total Platform		(67)	368	n.m.
Institutional		1,238	3,025	(59)
Traditional products		(797)	(524)	(52)

Net deposits / (outflows)		373	2,870	(87)

Adviser Platform		51,625	49,584	4
Workplace Platform		59,035	49,879	18

Total Platform		110,660	99,463	11
Institutional		74,515	66,055	13
Traditional products		31,253	29,684	5

Assets under Administration at end of period		216,428	195,201	11

In the United Kingdom, Aegon aims to become the leading digital savings and retirement platform provider in the workplace and adviser markets.

Strategic developments

In April 2023, Aegon announced the sale of its UK individual protection book to Royal London, which supports Aegon’s strategy to focus on its core activities in the UK. The Part VII transfer of the individual protection policies was completed on July 1, 2024.

In August, 2023, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams moved to Aegon UK. In addition, Aegon UK will continue to provide the platform on which NBS members manage their investments. The transaction, which supports Aegon’s strategy to grow its Advice franchise, was completed on February 1, 2024.

On June 25, 2024, Aegon hosted a webinar to present its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform. The webinar focused on the interconnected business model of Aegon UK with three growth franchises: the Workplace platform, the Adviser platform (formerly known as Retail), and the Advice franchise.

The transformation will enable Aegon UK to grow the combined assets under administration of the combined Adviser and Workplace platforms to above GBP 135 billion by 2028 and to increase its operating capital generation by around 12% per year from approximately GBP 120 million in 2024. Aegon UK’s IFRS operating result is expected to increase to around GBP 190 million in 2028 from around GBP 165 million in 2024. Remittances to the Holding are expected to increase by around GBP 5 million per year during the transformation, starting from approximately GBP 100 million in 2024, with potential for higher remittance growth after the investment period. Aegon UK will self-fund the transformation allowing a small decrease in UK SE Solvency II level.

August 22, 2024 1H24 results press release

Business update

Net deposits

Net deposits in the Workplace platform amounted to GBP 1.7 billion in the first half of 2024, compared with net deposits of GBP 1.5 billion in the same period of 2023. The increase was driven by continued elevated levels of inflows due to the onboarding of new schemes and higher net deposits on existing schemes. For the Adviser platform, net outflows amounted to GBP 1.8 billion in the first half of 2024 compared with net outflows of GBP 1.1 billion in the prior year period. This reflects a continued reduction of customer activity due to the current macro-economic environment, and increasing consolidation and vertical integration in non-target adviser segments.

Net outflows in Traditional products amounted to GBP 0.8 billion compared with net outflows of GBP 0.5 billion in the same period of 2023, as this book gradually runs off. For the Institutional business, net deposits amounted to GBP 1.2 billion in the first half of 2024, compared with GBP 3.0 billion in the same period of 2023. This decrease was due to the prior year period benefiting from the onboarding of a large client. The Institutional business is low-margin and net deposits for this business can be lumpy.

Assets under administration

Total Platform Assets under Administration (AuA) consisting of the Workplace platform and the Adviser platform, increased by 11% compared with June 30, 2023, to GBP 111 billion. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 11% to GBP 216 billion.

August 22, 2024 1H24 results press release

Business update International

International	unaudited

Business update

EUR millions	Notes	1H 2024	1H 2023%
Spain & Portugal		17	25	(32)
China		44	82	(46)
Brazil		64	59	9
TLB and others		14	9	48

New life sales (recurring plus 1/10 single)	2,6	140	175	(20)

New premium production accident & health insurance		23	29	(19)
New premium production property & casualty insurance		36	38	(5)

In Spain & Portugal, China, and Brazil, Aegon is investing in profitable growth. Aegon is maximizing Transamerica Life Bermuda’s (TLB) value through active in-force management, disciplined risk management, and capital management actions, while continuing to make profitable sales on a selective basis. TLB’s closed block of universal life insurance liabilities is reinsured by Transamerica.

Strategic developments

In July 2023, Aegon announced the sale of its 56% stake in its associate in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. This transaction was completed on February 23, 2024.

Business update

New life sales

New life sales decreased to EUR 140 million in the first half of 2024, down 20% compared with the first half of 2023.

•	New life sales in Spain & Portugal decreased by EUR 8 million to EUR 17 million due to lower sales, driven by the high interest rate environment which continues to affect mortgage sales in Spain.

•	New life sales in China decreased by EUR 37 million to EUR 44 million, mostly driven by the negative impact of a pricing regulation related to insurance products with guaranteed interest rates.

•	New life sales in Brazil increased by EUR 5 million to EUR 64 million, reflecting the impact of Aegon’s increased economic stake and continued business growth in both group and individual products.

•

For TLB and others, new life sales grew to EUR 14 million, an increase of EUR 4 million compared with the first half of 2023, driven by higher indexed universal life sales due to broadened distribution and the launch of an upgraded product.

New premium production for non-life business

New premium production for accident & health insurance amounted to EUR 23 million, a decrease of 19% compared with the first half of 2023, driven by lower sales from both accident and health products in Spain and partially offset by higher sales in Portugal.

New premium production for property & casualty insurance decreased by 5% to EUR 36 million, driven by lower demand for mortgages in Spain due to higher interest rates resulting in fewer household policies being sold. This was partially offset by higher sales in single premium products linked to consumer loans driven by a successful bank campaign, and by higher sales in Portugal.

August 22, 2024 1H24 results press release

Business update Asset Management

Asset Management	unaudited

Business update

EUR millions	Notes	1H 2024	1H 2023%
General Account		(1,677)	(693)	(142)
Affiliate		(1,415)	(542)	(161)
Third Party		5,108	(574)	n.m.

Global Platforms		2,016	(1,808)	n.m.
Strategic Partnerships		2,682	(615)	n.m.

Net deposits / (outflows)	6	4,698	(2,424)	n.m.

Strategic KPIs

Annualized revenues gained / (lost) on net deposits - Global Platforms		4.0	0.8	n.m.

General Account		68,336	90,765	(25)
Affiliate		41,344	63,698	(35)
Third Party		149,254	83,834	78

Global Platforms		258,935	238,297	9
Strategic Partnerships		59,284	54,799	8

Assets under Management		318,218	293,096	9

Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets, and by increasing the share of proprietary investment solutions in its affiliate business.

Strategic developments

Aegon AM has decided to further simplify its activities in Global Platforms to improve efficiency and profitability. Its focus lies on three core competencies: growth in alternative fixed income assets and real assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.

Business update

Net deposits

Third-party net deposits in Global Platforms amounted to EUR 5.1 billion in the first half of 2024, compared with net outflows of EUR 0.6 billion in the same period of 2023. The net deposits in the first half of 2024 were mostly driven by a large new fiduciary client in the Netherlands and by fixed income in the UK, due to strong fund performance and the onboarding of a large client. Alternative fixed income also contributed favorably, as well as the asset management partnership with a.s.r.

Net deposits in Strategic Partnerships amounted to EUR 2.7 billion in the first half of 2024, compared with net outflows of EUR 0.6 billion in the same period last year, and were driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The increase in net deposits was mostly driven by money market funds, in part due to a new collaboration with a consumer finance platform. La Banque Postale AM also recorded positive net deposits, despite the impact of continued withdrawals of low-margin business from a former shareholder.

Net outflows from the general account amounted to EUR 1.7 billion in the first half of 2024, compared with net outflows of EUR 0.7 billion in the prior year period. The increase in net outflows were driven by money market funds.

Net outflows from affiliates amounted to EUR 1.4 billion in the first half of 2024, compared with net outflows of EUR 0.5 billion in the same period of 2023. The increase in net outflows was mainly due to the onboarding of a large new client in the US in the comparable period last year.

August 22, 2024 1H24 results press release

Annualized revenues gained / (lost) on net deposits

Annualized revenues gained on net deposits for Global Platforms amounted to EUR 4.0 million in the first half of 2024, driven by net deposits.

Assets under management

Assets under management increased by EUR 25 billion compared with June 30, 2023, to EUR 318 billion. The increase was driven by the impact of favorable markets, the positive balance of assets exchanged between Aegon AM and a.s.r., and third-party net deposits.

August 22, 2024 1H24 results press release

Capital position

Aegon Ltd.	unaudited

Main capital ratios

in millions	Notes	2024 Jun. 30	2024 Mar. 31%		2023 Dec. 31
United States (USD)
Available capital		8,075	8,240	(2)	8,106
Required capital		1,810	1,869	(3)	1,878

US RBC ratio		446%	441%		432%

Scottish Equitable plc (UK) (GBP)
Own funds		2,373	2,358	1	2,220
SCR		1,257	1,229	2	1,190

UK SE Solvency II ratio		189%	192%		187%

Aegon Ltd. (EUR)
Eligible own funds		14,155	13,984	1	14,250
Consolidated Group SCR		7,462	7,559	(1)	7,366

Group solvency ratio	7,8	190%	185%		193%

Aegon Ltd.	unaudited

Capital generation

EUR millions	Notes	1H 2024	1H 2023%
Earnings on in-force		704	760	(7)
Release of required		288	288	—
New business strain		(404)	(428)	6

Operating capital generation before holding funding and operating expenses		588	620	(5)

Americas		354	439	(19)
United Kingdom		81	74	10
International		84	70	20
Asset Management		70	37	88

Operating capital generation before Holding and other activities		588	620	(5)
Holding and other activities		(130)	(128)	(2)

Operating capital generation after Holding and other activities		458	492	(7)

One-time items¹		292	(224)	n.m.
Market impacts		140	(178)	n.m.

Capital generation		891	90	n.m.

1.	Operating capital generation from Aegon the Netherlands is recorded as one-time item until 1H 2023

August 22, 2024 1H24 results press release

Americas	unaudited

Capital generation

USD millions	Notes	1H 2024	1H 2023%
Distribution		70	82	(14)
Savings & Investments		134	95	42
Protection Solutions¹		440	341	29
Financial Assets		(73)	88	n.m.

Earnings on in-force		571	606	(6)
Release of required		196	184	7
New business strain		(385)	(315)	(22)

Operating capital generation		383	475	(19)
One-time items		131	(404)	n.m.
Market impacts		160	66	143

Capital generation		673	136	n.m.
Strategic Assets		328	316	4
Financial Assets[1]		54	159	(66)

Operating capital generation		383	475	(19)

EoIF Retirement Plans (included in EoIF Savings & Investments)		85	45	86
EoIF Individual Life (included in EoIF Protection Solutions)[2]		334	335	—

1.	Includes various tax and corporate items not directly attributable to Protection Solutions business.
2.	2023 comparative numbers have been amended to reflect the inclusion of River Ridge Insurance Company in Individual Life.

Aegon Ltd.	unaudited

Cash Capital at Holding

EUR millions	Notes	1H 2024	1H 2023%
Beginning of period		2,387	1,614	48

Americas		269	256	5
United Kingdom		59	64	(8)
International		35	15	127
Asset Management		31	80	(62)
Dividend received from a.s.r.		114	—	n.m.
Holding and other activities		—	—	n.m.

Gross remittances		508	416	22

Funding and operating expenses		(135)	(129)	(5)

Free cash flow		373	287	30

Divestitures and acquisitions		16	(61)	n.m.
Capital injections		(38)	(60)	36
Capital flows from / (to) shareholders		(686)	(433)	(59)
Net change in gross financial leverage		8	—	n.m.
Other		30	(31)	n.m.

End of period		2,090	1,315	59

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

August 22, 2024 1H24 results press release

Capital ratios

US RBC ratio

The estimated RBC ratio in the US increased from 432% on December 31, 2023 to 446% on June 30, 2024, remaining above the operating level of 400%. During the first half of 2024, market movements had a 11%-point positive impact on the RBC ratio, mainly driven by higher interest rates and favorable equity markets, as well as favorable recoveries of impaired credit instruments. One-time items and management actions had a positive impact of 5%-points, whereby the annual actuarial assumption and modelling updates, changes to diversification factors, and restructuring charges combined for a favorable impact. Operating capital generation from operating entities applying the RBC framework had a positive contribution of 16%-points to the RBC ratio, which was offset by remittances to the Holding.

UK SE Solvency II ratio

The estimated UK Solvency II ratio for Scottish Equitable Plc increased from 187% on December 31, 2023, to 189% on June 30, 2024, and remained above the operating level of 150%. A positive impact from operating capital generation was largely offset by the impact from remittances.

Group solvency ratio

The estimated group solvency ratio decreased from 193% on December 31, 2023, to 190% on June 30, 2024. This was mainly a reflection of the redemption of EUR 700 million grandfathered Tier 2 securities in April 2024, the new EUR 200 million share buyback program, the announced 2024 interim dividend, and the previously announced fungibility haircut on the own funds of the Chinese insurance joint venture, Aegon THTF Life Insurance Company. Capital generation after holding funding and operating expenses amounted to EUR 0.9 billion. This included market movements with a positive impact of EUR 140 million, mostly driven by the US. Furthermore, one-time items were favorable at EUR 292 million, and notably included the impact of management actions in the US, while also reflecting impacts from the a.s.r. stake.

Operating capital generation

Operating capital generation for Aegon amounted to EUR 588 million before holding funding and operating expenses, compared with EUR 620 million in the first half of 2023. Earnings on in-force amounted to EUR 704 million, a decrease of 7% compared with the first half-year of 2023. The decrease reflects the negative contribution of Financial Assets in the US which was impacted by significant unfavorable mortality experience. Earnings on in-force was to a lesser extent negatively impacted by unfavorable underwriting experience in the UK. This was partly offset by the growing contribution of US Strategic Assets, and by Aegon AM which benefited from a one-time expense item. Release of required capital remained stable compared with the prior year period at EUR 288 million. New business strain amounted to EUR 404 million, a decrease of EUR 24 million compared with the first half of last year. The increase in the new business strain from the Americas as a consequence of continued business growth in both Individual Life and Retirement Plans was more than offset by a decrease in new business strain from International and the UK. For International, this was driven by lower sales, in particular in China, which was negatively impacted by a new regulation related to pricing of insurance products with guaranteed interest rates. In the UK, this reflected the sale of the protection book and changes in business mix.

Holding funding and operating expenses remained broadly stable compared with the prior year period and amounted to EUR 130 million.

August 22, 2024 1H24 results press release

Americas

Operating capital generation for the Americas decreased by 19% to USD 383 million in the first half of 2024, compared with USD 475 million in the same period of last year. This decrease was driven in part by higher new business strain, which amounted to USD 385 million in the reporting period compared with USD 315 million in the same period of 2023, and was driven by continued growth in Individual Life, as well as Retirement Plans. New business strain in the Americas is expected to remain at a similar level for the remainder of 2024. The release of required capital amounted to USD 196 million in the first half of 2024, an increase from USD 184 million in the prior year period, largely due to a non-recurring benefit from updated asset diversification calculations in the first half-year of 2024. In the first half of both 2023 and 2024, the release of required capital benefited from similar amounts related to reductions in short-term financing.

Earnings on in-force decreased by 6% to USD 571 million in the reporting period, compared with USD 606 million in the same period of last year. Earnings on in-force were negatively impacted by unfavorable mortality claims experience of USD 88 million in the first half of 2024, mainly from elevated levels of large claims from universal life policies, resulting in a negative contribution from Financial Assets. Unfavorable morbidity claims experience of USD 31 million, combined with a reserve release led to an overall positive non-recurring impact of USD 9 million from long-term care. In addition, earnings on in-force in the first half of 2024 benefited by USD 23 million from favorable timing of expenses, and by USD 30 million from higher investment income in the second quarter of 2024, half of which related to a positive one-time item.

In the first half of 2024, the Protection Solutions business segment contributed USD 440 million earnings on in-force, of which USD 334 million was from Individual Life. Earnings on in-force from Individual Life in the reporting period were stable compared to the prior year period, as business growth and improved fee income due to higher equity markets and interest rates were broadly offset by the adverse impact of a methodology update in the first half of 2023. Savings & Investments reported USD 134 million of earnings on in-force in the reporting period compared with USD 95 million in the prior year period, driven by higher fee revenues from higher account balances in Retirement Plans, which benefited from favorable markets and led to USD 85 million of earnings on in-force in this line of business. The Distribution business segment contributed USD 70 million to earnings on in-force compared with USD 82 million in the prior year period. Continued growth of WFG was more than offset by a reallocation of a tax item related to this segment as of 2024. The Financial Assets business segment reported a loss of USD 73 million earnings on in-force during the first half of 2024 compared with a USD 88 million contribution in the prior year period. While claims experience variance was favorable in the first half of 2023, it was unfavorable during the current reporting period. This unfavorable experience variance was partly offset by several favorable non-recurring items in the reporting period, mostly related to long-term care.

In summary, Strategic Assets contributed USD 328 million of operating capital generation in the first half of 2024 compared with USD 316 million in the prior year period, as business growth and higher than expected claims experience in Individual Life more than offset a higher new business strain. Financial Assets reported USD 54 million of operating capital generation in the period compared with USD 159 million in the first half 2023. The decrease was driven by unfavorable claims experience.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at Holding decreased during the first half of 2024 from EUR 2,387 million to EUR 2,090 million. This decrease was largely due to EUR 686 million of capital returns to shareholders, driven by the share buyback program that was launched upon the completion of the a.s.r. transaction, and which is now completed. Free cash flow amounted to EUR 373 million and included the 2023 final dividend from a.s.r. Divestures and acquisitions amounted to EUR 16 million driven by the net proceeds related to the sale of Aegon Life Insurance Company in India. Furthermore, in April, a EUR 700 million subordinated bond matured and was redeemed and refinanced by a USD 760 million senior bond. The resulting change in gross financial leverage had a small positive impact of EUR 8 million on Cash Capital at Holding. Other items combined had a negative impact of EUR 8 million.

August 22, 2024 1H24 results press release

Interim dividend 2024

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. At its 2023 Capital Markets Day, Aegon set a target for dividend growth to around EUR 0.40 per common share over 2025. Aegon announces today an interim dividend for 2024 of EUR 0.16 per common share, which represents an increase of EUR 0.02 compared with the interim dividend for 2023.

Aegon’s shares will be quoted ex-dividend on September 4, 2024. The record date for the dividend will be September 5, 2024, and the dividend will be payable as of September 26, 2024.

Share buyback programs

On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This program followed the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. On April 9, Aegon announced that it would increase the share buyback program by EUR 35 million in the context of repurchasing shares related to share-based compensation plans. On June 28, 2024, Aegon completed the EUR 1.535 billion share buyback program.

On May 16, 2024, Aegon announced a new EUR 200 million share buyback program, consistent with its policy to return excess Cash Capital at Holding to shareholders in the absence of value-creating opportunities. The share buyback program commenced on July 8, 2024, and is expected to be completed on December 13, 2024, barring unforeseen circumstances.

In line with its previously announced intention, Aegon has canceled 127 million of common shares in July 2024. As a consequence, Aegon has 2,077,525,434 shares that are issued (consisting of 1,687,766,194 common shares and 389,759,240 common shares B) on the date of this press release; August 22, 2024.

August 22, 2024 1H24 results press release

Results overview

Aegon Ltd.				unaudited

Results overview
EUR millions	Notes	1H 2024	1H 2023%
Distribution		88	74	20
Savings & Investments		132	115	14
Protection Solutions		270	198	37
Financial Assets		59	242	(75)

Americas		550	628	(12)
United Kingdom		94	111	(15)
Spain & Portugal		44	41	8
China (ATHTF)		14	10	34
Brazil		26	19	35
TLB		15	27	(45)
Other		(8)	(2)	n.m.

International		90	95	(5)
Global Platforms		23	12	93
Strategic Partnerships		84	62	35

Asset Management		107	74	44
Holding and other activities		(91)	(91)	(1)

Operating result	1	750	818	(8)

Fair value items		(312)	11	n.m.
Realized gains / (losses) on investments		(45)	(95)	53
Net impairments		(72)	(96)	25

Non-operating items		(430)	(180)	(138)
Other income / (charges)	4	(403)	(870)	54

Result before tax		(83)	(232)	64
Income tax		18	33	(46)

Net result		(65)	(199)	67

Interest on financial leverage classified as equity after tax		(39)	(24)	(60)

Net result after interest on financial leverage classified as equity		(104)	(223)	53

Average common shareholders’ equity		7,103	8,456	(16)
Return on Equity[1]	3	16.0%	15.6%
Americas		773	737	5
United Kingdom		214	189	13
International		72	65	10
Asset Management		184	181	2
Holding and other activities		54	53	—

Addressable expenses[2]	5	1,297	1,226	6

Operating expenses		1,509	1,497	1

1.	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity.
2.	Addressable expenses for all reporting periods are reported at constant currency at the current period YTD foreign exchange rate.

August 22, 2024 1H24 results press release

Aegon Americas				unaudited

Operating result
USD millions	Notes	1H 2024	1H 2023%
Operating result non-insurance business		237	204	16

Release of CSM		413	417	(1)
Release of Risk Adjustment		102	118	(14)
Experience variance on claims		(123)	(55)	(123)
Experience variance on expenses		(7)	(24)	70
Experience variance - other (i.e. premium / acquisition costs)		(29)	(58)	n.m.
Onerous contracts		(75)	(64)	(18)

Insurance service result		280	335	(16)
Insurance investment return on assets (incl. surplus assets, excl. SA assets)		1,795	1,739	3
Investment expenses on liabilities (net of reinsurance)		(1,577)	(1,502)	(5)

Insurance net investment result		218	237	(8)
Other insurance result		(141)	(97)	(45)

Operating result insurance business		357	475	(25)

Operating result		594	679	(12)

Aegon Ltd.				unaudited

New business
EUR millions	Notes	1H 2024	1H 2023%
New business value¹
Americas		211	223	(5)
United Kingdom		29	41	(30)
International		50	52	(2)

Group new business value		290	316	(8)

Americas		173	156	11
United Kingdom		6	7	(15)
International (Spain & Portugal, TLB)		3	—	n.m.

IFRS new business value		182	163	11

MCVNB - Americas (Retirement Plans)		38	67	(43)
MCVNB - United Kingdom		23	34	(33)
MCVNB - International (Spain & Portugal short-term insurance business, China and Brazil)		47	52	(10)

MCVNB		108	152	(29)

1.	New business value reflects the sum of the IFRS new business value and MCVNB.

August 22, 2024 1H24 results press release

Operating result

Aegon’s operating result decreased by 8% compared with the first half of 2023 to EUR 750 million, mostly driven by the Americas, reflecting unfavorable mortality experience and a lower net investment result in Financial Assets. These impacts more than offset business growth of the Strategic Assets in the US. Results also improved in the asset management business, driven by business growth and a one-time expense benefit.

Americas

The operating result from the Americas decreased by 12% to EUR 550 million in the first half of 2024, from EUR 628 million in the same period in 2023. In local currency, the operating result from the Americas decreased by USD 85 million to USD 594 million. This decrease was driven by unfavorable mortality experience and a decrease of the net investment result in the Financial Assets business segment. This was partly offset by an increase of the operating result across all three Strategic Asset business segments, reflecting business growth. This rebalancing towards a larger contribution of Strategic Assets in the earnings mix is consistent with Aegon’s strategy.

The operating result of the Distribution business segment increased by 20% to USD 95 million in the first half of 2024, compared with the first half of 2023 and was largely driven by WFG. The operating result increased mainly due to higher net commission revenues following more sales from a growing number of agents, and higher revenue sharing income from third-party product providers related to increased sales volumes. Increasing revenues were partly offset by a small increase of operating expenses.

In the Savings & Investments business segment, the operating result increased to USD 142 million in the first half-year of 2024, compared with USD 124 million in the same period of the prior year. This was mainly driven by Retirement Plans due to a 10% increase of revenues in the reporting period compared with the first half of 2023. This increase mainly resulted from higher fees on higher average account balances, and higher net investment income from more assets invested at higher returns in the general account stable value fund. This was only partly offset by higher employee and technology expenses. Revenues in Mutual Funds increased by 1% in the first half of 2024, compared with the prior year period due to higher fees on higher average asset balances driven by market performance. The Stable Value Solutions line of business had lower revenues due to a reduction of the revenue generating investment balance from contract terminations and participant withdrawals.

In Protection Solutions, the operating result increased by 37% to USD 292 million in the first half-year of 2024, compared with the first half of 2023 driven by a growing portfolio. First, the net investment result increased by USD 86 million to USD 251 million in the first half of 2024. This was driven by higher investment balances and higher book yields in a favorable market environment that increased investment income, combined with a methodology change in 2023, that henceforth reduced interest accretion on Indexed Universal Life liabilities. Secondly, a growing CSM balance was the main driver of an increase of the release of CSM by USD 46 million to USD 141 million in the reporting period. Experience variance on claims, expenses, and other items was only slightly unfavorable in this period, while there was USD 44 million of unfavorable experience variance in the prior year reporting period. Onerous contracts in the portfolio were USD 40 million unfavorable, mainly from further cohorts of Term Life becoming onerous in the first half of 2024. In addition, a more unfavorable Other insurance result was driven by a change in the allocation of recurring expenses that had previously been reported as expense experience variances. Furthermore, onerous new business decreased the operating result of Protection Solutions by USD 22 million in the first half of 2024.

August 22, 2024 1H24 results press release

The operating result of Financial Assets decreased to USD 64 million in the first half-year of 2024, compared with USD 261 million in the prior year reporting period. Mortality claims experience was USD 116 million unfavorable from large claims on old age policies in Universal Life. Morbidity claims payment experience that is reflected in the operating result was USD 14 million worse than expected, however, it was more than offset by a related increase of expected future profits reflected in the CSM. Onerous contracts were USD 13 million unfavorable in the first half of 2024, mainly driven by purchases of universal life policies from institutional investors, partly offset by updates to the in-force portfolio. Furthermore, the net investment result decreased from a gain of USD 70 million in the first half of 2023 by USD 103 million to a loss of USD 33 million in the reporting period. The decrease was partly driven by a USD 47 million one-time gain in the first half-year of 2023. In addition, asset levels decreased as a result of the run-off of the book and management actions taken, including the reinsurance of a universal life portfolio to Wilton Re in the second half of 2023. Investment income from lower asset levels was only partly offset by higher book yields from investments in higher yielding assets and by lower interest accretion as the book is running off.

The model and assumption updates in the second quarter of 2024 are expected to reduce future claims experience variances, leading to a higher operating result for Transamerica’s insurance business going forward. As an indication of the amount of the expected increase, had the new assumptions already been embedded in IFRS liabilities at the beginning of the year, the operating result for the first half of 2024 would have been approximately USD 50 million higher.

United Kingdom

The operating result from the UK for the first half-year of 2024 was EUR 94 million, or GBP 80 million in local currency, compared to GBP 97 million in the prior year period. The variance compared to 2023 was driven by the protection book, mostly from unfavorable claims experience in the reporting period. The sale of the protection book was completed on July 1, 2024. Higher revenues from business growth, improved markets and a higher CSM release broadly offset higher expenses in the fee business.

International

The operating result from the International segment decreased by 5% to EUR 90 million in the first half of 2024, compared with the first half of 2023. This was mainly driven by a lower operating result in TLB resulting from unfavorable experience variances on claims and expenses, and a lower asset balance as a consequence of the reinsurance transaction between TLB and Transamerica. This was partly offset by higher operating results in the other International units. The operating result in Brazil increased, benefiting from business growth, favorable claims experience, and an increase of Aegon’s economic stake in the joint venture. In China, the operating result increased reflecting expense reductions and business growth. Spain also reported an increase in operating result, which was mainly due to more favorable claims experience in the joint ventures.

Asset Management

The operating result from Aegon AM amounted to EUR 107 million in the first half of 2024, an increase of 44% compared with the same period of 2023, driven by both Global Platforms and Strategic Partnerships. Global Platforms benefited from the expansion of the CLO business, and the asset management partnership with a.s.r. It also benefited from favorable markets which drove higher management fees, and ongoing expense management. In Strategic Partnerships, the operating result increased mainly driven by a one-time expense benefit from AIFMC, which more than offset the impact from adverse market conditions in China. LBP AM’s operating result contribution more than doubled, benefiting from the expansion of the LBP AM joint venture.

Holding

The operating result from the Holding remained stable at a loss of EUR 91 million, and mainly reflects funding and operating expenses.

August 22, 2024 1H24 results press release

Non-operating items

The loss from non-operating items amounted to EUR 430 million in the first half of 2024, mainly due to fair value losses.

Fair value items

Fair value items were a loss of EUR 312 million, mainly driven by the Americas and the UK.

In the Americas, fair value losses amounted to EUR 260 million in the first half of 2024. The loss was driven by the underperformance of alternative investments while gains and losses from the product hedges offset each other. Updated valuations of multi-family real estate contributed EUR 55 million to the fair value loss while land holdings with economic exposure to lower oil and gas prices contributed EUR 152 million. Private equity underperformance resulted in losses of EUR 40 million.

In the UK, fair value losses amounted to EUR 52 million. This reflects the negative revaluations of hedges used to protect the solvency position.

Realized losses on investments

Realized losses on investments amounted to EUR 45 million and were driven by the Americas, where normal trading activity resulted in losses of EUR 48 million from the sale of fixed-income investments.

Net impairments

Net impairments amounted to EUR 72 million, of which EUR 64 million came from the Americas. Half of these impairments were related to expected credit loss (ECL) balance increases following rating downgrades of bond investments. The other half was driven by ECL reserve increases from a more conservative economic forecast on mortgages in the ECL model and the purchase of new assets.

Other charges

Other charges amounted to EUR 403 million, and were mainly driven by the Americas and, to a lesser extent, by the UK.

Other charges in the Americas amounted to EUR 361 million in the first half of 2024. These were driven by charges of EUR 373 million related to various assumption and model updates in the context of Transamerica’s annual actuarial assumption review in the second quarter. This charge mostly related to updated mortality assumptions for universal life and term life products, where the book has been experiencing volatile and unfavorable claims experience. The new assumptions are more consistent with the past experience and resulted in an increase of best-estimate liabilities for onerous contracts, and consequently impacted Other charges. Other charges also included EUR 82 million of restructuring charges, largely offset by a gain related to a third-party recapture of a block of policies reinsured by a Transamerica entity.

Other charges in the UK amounted to EUR 28 million and were largely driven by investments in the transformation of the business.

The result from Aegon’s stake in a.s.r. led to an Other income of EUR 26 million in the first half of 2024 reflecting our stake in a.s.r.’s net result.

Net result

The result before tax amounted to a loss of EUR 83 million, as the operating result was more than offset by the Other charges and non-operating items. The tax benefit for the quarter period amounts to EUR 18 million and includes recurring beneficial impacts such as the dividend received deduction and tax credits in the US. The net result, therefore, was a loss of EUR 65 million.

August 22, 2024 1H24 results press release

Expenses

Addressable expenses increased by EUR 71 million on a constant currency basis when compared with the first half of 2023, to EUR 1,297 million. This is mainly driven by increased expenses in the Americas and UK. In the Americas, this reflects higher expenses related to the Life operating model, including the insourcing of various functions following the strategy announced at the 2023 CMD. For the UK, this reflects higher employee expenses including the onboarding of Nationwide’s financial planning teams.

Operating expenses increased by 1% compared with the first half of 2023 to EUR 1,509 million. Higher addressable expenses were partially offset by lower restructuring charges and one-time investments in the US.

New business value

With the introduction of IFRS 17, Aegon uses two measures for valuing new business. For insurance products accounted for under IFRS 17, Aegon calculates an “IFRS new business value,” which is defined as the CSM added as a result of writing profitable new life insurance business, offset by the loss associated with any new onerous contracts issued, both after tax and reinsurance. For other products for which Aegon has traditionally reported a market consistent value of new business (MCVNB), but that are not captured by IFRS new business value, Aegon continues to calculate an MCVNB. The two measures combined comprise New Business Value.

Aegon’s total New Business Value amounted to EUR 290 million in the first half of 2024, compared with EUR 316 million in the first half of 2023. In the first half of 2024, it included IFRS new business value of EUR 182 million, and MCVNB of EUR 108 million. While IFRS new business value increased mainly due to higher new individual life sales in the Americas, overall New Business Value declined, mainly due to the impact of expense assumption changes on MCVNB in the Retirement Plans line of business in the Americas.

Americas

The New Business Value in the Americas amounted to EUR 211 million or USD 228 million, a decrease of 5% compared with the first half of 2023.

The decrease was driven by a lower MCVNB for Retirement Plans, which came in at EUR 38 million in the first half-year of 2024, compared with EUR 67 million in the same period of 2023. The decrease was a result of expense assumption changes at the end of 2023, and higher written sales in the first half of 2023 that did not repeat this year.

Over the same period, the IFRS new business value increased by 11% to EUR 173 million, of which EUR 156 million were from new business in Protection Solutions compared with EUR 144 million in the first half of 2023. In Protection Solutions, the main contributors to IFRS new business value were increased sales of Indexed Universal Life products and improved profitability of Traditional Life and Workplace Life products. This was partly offset by an increase of new sales of onerous contracts in Workplace Health. The IFRS new business value of Financial Assets increased by 32% to EUR 17 million in the first half-year of 2024, compared with the first half-year of 2023, and was entirely driven by sales of a variable annuity product with limited guarantees.

United Kingdom

In the UK, total New Business Value amounted to EUR 29 million in the first half of 2024, a decrease of EUR 12 million compared with the first half of 2023.

IFRS new business value amounted to EUR 6 million in the first half of 2024, a decrease of EUR 1 million compared with the first half of 2023. New business generated during the period was driven by upgrades of traditional products to the digital platforms, which will reduce over time. The majority of the new business generated on the platform businesses is not reported under IFRS 17.

The MCVNB for the pension business of the UK that is accounted for under IFRS 9 decreased from EUR 34 million in the first half of 2023 to EUR 23 million in the first half of 2024. This decrease was driven by the impact of an assumption update.

August 22, 2024 1H24 results press release

International

The New Business Value in International amounted to EUR 50 million, a decrease of EUR 1 million compared with the first half of 2023.

The IFRS new business value of International – which encompasses all the new business in TLB and the longer-term business in Spain & Portugal – amounted to EUR 3 million, an increase of EUR 3 million compared with the first half of 2023. This was mainly driven by the reinsurance business in Spain.

The MCVNB of International – which represents the new business value created in China and Brazil, and the short-term business in Spain & Portugal – amounted to EUR 47 million in the first half of 2024, a decrease of EUR 5 million compared with the prior year period. The impact of business growth in Brazil was more than offset by lower sales in China.

August 22, 2024 1H24 results press release

Balance sheet items

Aegon Ltd.	unaudited
Balance sheet items

EUR millions	Notes	2024 Jun.30	2023 Dec. 31%
Shareholders’ equity		6,554	7,475	(12)
Shareholders’ equity per share		4.02	4.27	(6)

Gross financial leverage		5,122	5,064	1
Gross financial leverage ratio (%)		27.5%	26.5%

Americas		5,310	5,063	5
United Kingdom		1,306	1,194	9
International		142	129	10
Eliminations		29	16	79

Contractual Service Margin (CSM)[1] (pro-forma after tax)		6,787	6,403	6

Contractual Service Margin (CSM) per share[1] (pro-forma after tax)		4.17	3.65	14

[1]	On IFRS basis, i.e. excluding joint ventures & associates.

Aegon Ltd. Contractual Service Margin (CSM)	unaudited

EUR millions	Notes	1H 2024	1H 2023%
CSM balance at beginning of period		8,251	9,128	(10)

New business		263	194	36
CSM release		(491)	(483)	(2)
Accretion of interest		120	126	(5)
Claims and policyholder experience variance		(23)	(163)	86
Non-financial assumption changes		(90)	(554)	84
Non-disaggregated risk adjustment		79	(107)	n.m.
Market impact on unhedged risk of VFA products		400	345	16
Net exchange differences		240	(105)	n.m.
Transfer to disposal groups		(8)	—	n.m.
Other movements		8	(78)	n.m.

CSM balance at end of period		8,748	8,302	5

August 22, 2024 1H24 results press release

Aegon Americas Contractual Service Margin (CSM)	unaudited

USD millions	1H 2024			1H 2023
	Strategic Assets	Financial Assets	Total	Total
CSM balance at beginning of period	2,803	4,322	7,125	7,837

New business	237	23	261	232
CSM release	(141)	(272)	(413)	(417)
Accretion of interest	47	74	122	130
Claims and policyholder experience variance	109	(75)	33	(191)
Non-financial assumption changes	104	(238)	(134)	(593)
Non-disaggregated risk adjustment	(62)	127	65	(41)
Market impact on unhedged risk of VFA products	43	140	183	266
Other movements	—	8	8	(55)

CSM balance at end of period	3,141	4,110	7,251	7,168

Shareholders’ equity

As of June 30, 2024, shareholders’ equity was EUR 6.6 billion, or EUR 4.02 per common share, which is EUR 1.0 billion lower than on December 31, 2023. The reduction in equity was mainly driven by capital returns to shareholders in the first half of 2024 including the 2023 final dividend approved during the period.

Gross financial leverage

Gross financial leverage remained stable at EUR 5.1 billion in the first half of 2024. The redemption of a EUR 700 million subordinated bond that matured in April 2024 was refinanced by a USD 760 million senior bond during the same month.

Contractual Service Margin (CSM)

While the CSM balance is shown as a liability on the balance sheet, it represents a store of in-force business value that is expected to be released into earnings over time. The CSM amounted to EUR 8.7 billion per June 30, 2024, and increased by EUR 0.5 billion compared with December 31, 2023.

Over the first half of 2024, the CSM per share after estimated tax adjustment has increased by 14% from EUR 3.65 to EUR 4.17.

New business contributed EUR 263 million to the CSM, driven by business growth in the US. The CSM release of EUR 491 million was mainly driven by the run-off of the Financial Assets in the Americas and the traditional book in the UK.

Claims and policyholder experience reduced CSM by EUR 23 million. Overall net positive impacts on the CSM from claims and policyholder experience in the US was more than offset by negative impacts in the UK. Non-financial assumption changes decreased the CSM by EUR 90 million, driven by annual assumption updates in the US. Markets had a favorable impact for products accounted for under the variable fee approach (VFA) - primarily the unit-linked business in the UK and variable annuities in the US - increasing the CSM by EUR 400 million. Various other items, including favorable impacts from exchange rate changes and interest accretion, increased the CSM by EUR 438 million.

August 22, 2024 1H24 results press release

Americas

In the Americas, the CSM balance at the end of the first half-year of 2024 amounted to EUR 6,765 million, or USD 7,251 million in local currency, an increase of USD 126 million compared with December 31, 2023. An increase of the CSM balance in the Protection Solutions business segment (Strategic Assets) was only partially offset from a decrease in the CSM for Financial Assets.

Reflecting Transamerica’s strategy, the CSM balance of Protection Solutions increased by USD 338 million during the first half of 2024 to USD 3,141 million at the end of the first half of 2024. This was mainly driven by new business which contributed USD 237 million to the CSM compared with USD 214 million in the prior year period, and was only partly offset by the release of CSM of USD 141 million in the first half of 2024. Claims and policyholder experience increased the CSM by USD 109 million mainly due to more favorable expected policyholder behavior and a favorable in-force update for Indexed Universal Life. Non-financial assumption changes increased the CSM with USD 104 million mainly from favorable assumption updates for lapses in Individual Health.

The CSM balance of Financial Assets decreased by USD 212 million in the same period to USD 4,110 million at the end of the first half of 2024, mainly driven by the run-off of the book. The CSM release of USD 272 million was far in excess of CSM added from new business of USD 23 million. Non-financial assumption updates decreased the CSM by USD 238 million driven by reinsurance rate increases and recaptures in Universal Life, as well as updates to the claims utilization and cost of care assumptions in Long-Term Care. These were partly offset by the impact of lower claims incidence rates and additional anticipated premium rate increase updates. The update of the Risk Adjustment contributed USD 127 million to the CSM, mainly from an offset resulting from the assumption updates in Long-Term Care and higher interest rates. Unfavorable impacts from claims and policyholder experience variances were more than offset by interest accretion on the CSM and favorable market impacts on Variable Annuities.

August 22, 2024 1H24 results press release

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 am CEST.

Supplements

Aegon’s first half 2024 Financial Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call starts at 9:00 am CEST. The audio webcast can be followed on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Click to join

With “Call me”, there’s no need to dial-in. Simply click the following registration link and select the option “Call me”. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the “Click to join” function, dial-in numbers are also available. For passcode: you will receive a personal pin upon registration.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free)

The Netherlands: +31 970 102 86838 (toll)

Financial calendar 2024/2025

Third quarter 2024 trading update – November 15, 2024

Second half 2024 results – February 20, 2025

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com. More information can be found at aegon.com.

Contacts

Media relations	Investor relations

Richard Mackillican	Yves Cormier

+31(0) 6 27411546	+31(0) 70 344 8028

richard.mackillican@aegon.com	yves.cormier@aegon.com

August 22, 2024 1H24 results press release

Notes (1 of 3)

1)

Segment total operating result, operating result after tax, income tax (including joint ventures (jv’s) and associated companies) and result before tax (including jv’s and associated companies) are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. With the exception of Aegon’s stake in a.s.r.. The result of associate a.s.r. is included in Other income / (charges). Aegon believes that these non-IFRS measures provide meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results and that can make the comparability from period to period difficult.

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director which is regarded as the chief operating decision maker.

Segment information						unaudited

	First half 2024			First half 2023

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated
Operating result after tax	608	25	633	686	(14)	671
Tax on operating result	(141)	53	(88)	(132)	35	(97)
Operating result	750	(28)	722	818	(49)	768
Fair value items	(312)	1	(312)	11	—	11
Realized gains / (losses) on investments	(45)	(5)	(50)	(95)	(3)	(99)
Net impairments	(72)	4	(68)	(96)	0	(96)

Non-operating items	(430)	(0)	(430)	(180)	(3)	(183)
Other income / (charges)	(403)	(24)	(427)	(870)	17	(852)
Result before tax	(83)	(53)	(136)	(232)	(35)	(267)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	53	(53)	—	35	(35)	—
Income tax (expense) / benefit	18	53	70	33	35	69
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(53)	53	—	(35)	35	—

Net result	(65)	—	(65)	(199)	—	(199)

Segment information						unaudited

	Second half 2023

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated
Operating result after tax	567	126	693
Tax on operating result	(114)	58	(56)
Operating result	681	68	749
Fair value items	65	9	73
Realized gains / (losses) on investments	(564)	(27)	(591)
Net impairments	4	2	6

Non-operating items	(495)	(16)	(511)
Other income / (charges)	(270)	(108)	(378)
Result before tax	(85)	(55)	(140)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	55	(55)	—
Income tax (expense) / benefit	85	56	140
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(55)	55	—

Net result	—	—	—

August 22, 2024 1H24 results press release

Notes (2 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
4)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
5)	Reconciliation of the non-IFRS measure addressable expenses to operating expenses, the most directly comparable IFRS measure.

			unaudited

EUR millions	1H 2024	1H 2023%
Insurance related employee expenses	306	289	6
Non insurance related employee expenses	581	536	8
Insurance related administrative expenses	245	289	(15)
Non insurance related administrative expenses	376	394	(5)

Operating expenses for IFRS reporting	1,509	1,508	—

Discontinued operations - intercompany elimination	—	(12)	n.m.
Operating expenses related to joint ventures and associates	96	144	(33)

Operating expenses in result of operations	1,605	1,641	(2)

Operating expenses related to joint ventures and associates	(96)	(144)	33
Amounts attributed to insurance acquisition cashflows	(25)	(26)	2
Restructuring expenses	(104)	(135)	23
Operational improvement plan expenses	(79)	(108)	27
Acquisition and disposals	(1)	(8)	88
Netting of expenses / income	(3)	—	n.m.
FX effect constant currency	—	5	n.m.

Addressable expenses	1,297	1,226	6

6)	New life sales and net deposits / (outflows) data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
7)

Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model. After the transition period, Aegon will fully adopt the Bermudian solvency framework. The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.

8)	The Group solvency ratio is not final until filed with the regulator. The Group solvency capital calculation is subject to supervisory review on an ongoing basis.
9)	The numbers in this release are unaudited.

August 22, 2024 1H24 results press release

Notes (3 of 3)

Aegon Ltd.

Exchange rates

	EUR/USD		EUR/GBP
	2024	2023	2024	2023
Full year YTD income statement (average rate)		1.0813		0.8698
First half YTD income statement (average rate)	1.0811	1.0806	0.8547	0.8763
Full year balance sheet (closing rate)		1.1047		0.8665
First half balance sheet (closing rate)	1.0718	1.0910	0.8478	0.8581

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws;

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

August 22, 2024 1H24 results press release

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows, and Aegon may be unable to adopt to and apply new technologies;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2023 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.